December 8, 2016

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	InnoLight Technology Corporation

Registration Statement on Form F-1

Filed June 18, 2015 (File No. 333-205046)

Dear Sirs:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), InnoLight Technology Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-205046), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 18, 2015 and was amended on June 30, 2015 and August 28, 2015.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective by the Commission, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed. Therefore, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company further requests that, pursuant to Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for any future registration statement of the Company or an affiliate of the Company.

The Company understands that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

*        *        *

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned by email at sliu@innolight.com, with a copy to the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP, by facsimile at +852 3740-4727, attention Z. Julie Gao.

If you have any questions or require any further information, please contact Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4863.

Very truly yours,

/s/ Sheng Liu
Sheng Liu
Chief Executive Officer

cc:	Bin Yu, Chief Financial Officer, InnoLight Technology Corporation

Z. Julie Gao, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

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